Filed Pursuant to Rule 433
Registration Statement No. 333-233543-03
Dated June 1, 2020

PECO Energy Company
$350,000,000 First and Refunding Mortgage Bonds, 2.800% Series Due 2050

Pricing Term Sheet

Issuer:	PECO Energy Company
Expected Ratings*:	Aa3 (Moody’s); A (S&P); A+ (Fitch)
Securities:	First and Refunding Mortgage Bonds
Trade Date:	June 1, 2020
Settlement Date**:	June 8, 2020 (T+5)
Principal Amount:	$350,000,000
Maturity:	June 15, 2050
Coupon:	2.800%
Benchmark Treasury:	2.00% due February 15, 2050
Benchmark Treasury Price and Yield:	113-03; 1.455%
Spread to Benchmark Treasury:	+135 basis points
Yield to Maturity:	2.805%
Public Offering Price:	99.899%
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2020
Optional Redemption Provisions:

At any time prior to December 15, 2049 (six months prior to the maturity date of the Bonds) at the greater of (i) 100% of the principal amount of the bonds to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds to be redeemed that would be due if such bonds matured on December 15, 2049, but for the redemption (excluding interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months) at the Treasury rate plus 25 basis points, plus, in each case accrued and unpaid interest to the redemption date

At any time on or after December 15, 2049, at 100% of the principal amount, plus accrued interest to the redemption date

CUSIP:	693304 AY3
ISIN:	US693304AY39
Joint Book Running Managers:	CIBC World Markets Corp. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. Citigroup Global Markets Inc. MUFG Securities Americas Inc. TD Securities (USA) LLC
Senior Co-Manager:	Siebert Williams Shank & Co., LLC
Co-Managers:	Bancroft Capital, LLC MFR Securities, Inc. Stern Brothers & Co.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about June 8, 2020, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next two succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CIBC World Markets Corp. at 1-800-282-0822, Scotia Capital (USA) Inc. at 1-800-372-3930 or U.S. Bancorp Investments, Inc. at 1-877-558-2607.